UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

Executive Network Partnering Corporation

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

30158L100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons ENPC Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,783,500(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,783,500(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,783,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.21%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 2,783,500 shares of Class A common stock (“Class A Shares”) acquirable in respect of (i) 806,400 Class F ordinary shares (“Class F Shares”), each of which convert into two and one-half Class A shares at the time of the Issuer’s initial partnering transaction, after giving effect to a stock split of the Class A shares and (ii) 767,500 Class A shares acquirable in respect of 245,600 Private Placement CAPS™ (the “CAPS”) that were issued in the Issuer’s IPO, after giving effect to a 2.5:1 forward stock split of the Class A shares and the warrants, each warrant exercisable for one Class A share upon payment of $11.50 per share. See Item 4.

(2)

Calculated based on (i) 42,014,000 Class A Shares outstanding as of November 12, 2021 as reported on the Issuer’s Form 10-Q/A, filed on January 31, 2022, and (ii) 2,783,500 Class A Shares issuable in connection with the 806,400 Class F Shares and the CAPS, Class A shares and warrants held by the Reporting Person.

Item 1(a).	Name of Issuer

Executive Network Partnering Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

137 Newbury Street, 7th Floor Boston, Massachusetts 02116

Item 2(a).	Names of Persons Filing

This statement is filed by ENPC Holdings, LLC referred to herein as the “Reporting Person”:

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

137 Newbury Street, 7th Floor Boston, Massachusetts 02116

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

30158L100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See response to Item 9 on the cover page.

(b)  Percent of Class:

See response to Item 11 on the cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person directly holds the securities reported herein. Neither the reported securities nor the amounts reflected on the cover page of this Statement include Class A Shares acquirable upon conversion of the 300,000 Class B Common Stock (“Class B Shares”) held by the Reporting Person. 25,000 of such Class B Shares will automatically convert on the last day of each fiscal year following the Issuer’s initial partnering transaction, into a variable number of Class A Shares based upon a formula that reflects specified Issuer financial metrics and variable weighted average share price during such period, with a minimum conversion rate of 2,500 Class A Shares for each such 25,000 Class B Shares so converted.

The Reporting Person is controlled by a board of managers comprised of Alex J. Dunn, Taggart M. Romney, Eric F. Scheuermann, and Spencer J. Zwick. Any action by the Reporting Person with respect to the Issuer or the Issuer’s securities held by the Reporting Person, including voting and dispositive decisions, requires at least a majority vote of the board of managers. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that the Reporting Person or any individual manager is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

The amounts reported in this Statement reflect adjustments to the reported securities or to the Class A Shares acquirable in respect of the Class F Shares and CAPS as a result of the Issuer’s two and one-half-for-one forward stock split with respect to the Class A Shares and the warrants, as effected on March 24, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

ENPC HOLDINGS, LLC

By:	/s/ Alex Dunn
Name: Alex Dunn
Title: Chief Executive Officer